UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. ___)


                   Monogram Biosciences, Inc.
                   --------------------------
                        (Name of Issuer)

                 Common Stock, $0.001 par value
                 ------------------------------
                 (Title of Class of Securities)

                            60975U108
                            ---------
                         (CUSIP Number)

                        October 20, 2006
                        ----------------
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [x] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60975U108               SCHEDULE 13G              Page 2 of 11


 1   Name of Reporting Person        STEPHENS INVESTMENT MANAGEMENT, LLC

     IRS Identification No. of Above Person                   37-1453825

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                      9,566,660
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                 9,566,660
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each              9,566,660
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               7.3%

 12   Type of Reporting Person                                        OO

CUSIP No. 60975U108               SCHEDULE 13G              Page 3 of 11


 1   Name of Reporting Person                           PAUL H. STEPHENS

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group                (a)

                                                                     (b)
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                     10,101,122
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                10,101,122
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each             10,101,122
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               7.7%

 12   Type of Reporting Person                                     IN/HC

CUSIP No. 60975U108               SCHEDULE 13G              Page 4 of 11


 1   Name of Reporting Person                       P. BARTLETT STEPHENS

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                      9,566,660
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                 9,566,660
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each              9,566,660
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               7.3%

 12   Type of Reporting Person                                     IN/HC

CUSIP No. 60975U108               SCHEDULE 13G              Page 5 of 11


 1   Name of Reporting Person                       W. BRADFORD STEPHENS

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                      9,566,660
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                 9,566,660
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each              9,566,660
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               7.3%

 12   Type of Reporting Person                                     IN/HC

CUSIP No. 60975U108               SCHEDULE 13G              Page 6 of 11


Item 1(a).  Name of Issuer:

        Monogram Biosciences, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

        345 Oyster Point Blvd.
        South San Francisco, CA  94080

Item 2(a).  Names of Persons Filing:

        Stephens Investment Management, LLC ("SIM")

        Paul H. Stephens ("Paul Stephens")

        P. Bartlett Stephens ("Bart Stephens")

        W. Bradford Stephens ("Brad Stephens")

Item 2(b).  Address of Principal Business Office or, if none,
            Residence:

        The principal business address of each reporting person is One Sansome Street, Suite 2900, San Francisco, CA 94104.

Item 2(c).  Citizenship:

        Reference is made to Item 4 of pages 2-5 of this Schedule
13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

        Common Stock, $0.001 par value

Item 2(e).  CUSIP Number:

        60975U108

Item 3.  If this statement is filed pursuant to Sections 240.13d-
     1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

       (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
       U.S.C. 78c).

       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

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CUSIP No. 60975U108               SCHEDULE 13G              Page 7 of 11


       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

       (e) [ ] An investment adviser in accordance with Section
       240.13d-1(b)(1)(ii)(E);

       (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

       (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

       (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i) [ ] A church plan that is excluded from the definition of an investment company under section
       3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
       80a-3);

       (j) [ ] Group, in accordance with Section 240.13d-
       1(b)(1)(ii)(J).

Item 4.  Ownership.

        Reference is hereby made to Items 5-9 and 11 of pages 2-5 of this Schedule, which Items are incorporated by reference herein.

        Paul Stephens holds 534,462 shares of the Issuer's common stock personally. The balance of shares reported as beneficially held by the reporting persons on this Schedule are held in client accounts.

        SIM, as general partner and investment manager of certain client accounts, may be deemed to have the power to direct the voting or disposition of the Issuer's common stock held by such accounts. Therefore, SIM, as those accounts' general partner and investment manager, and Paul Stephens, Brad Stephens and Bart Stephens, as managing members and owners of SIM, may be deemed to beneficially own the common stock owned by those accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, insofar as they may be deemed to have the power to direct the voting or disposition of that common stock.

CUSIP No. 60975U108               SCHEDULE 13G              Page 8 of 11


        Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that SIM, Paul Stephens, Brad Stephens or Bart Stephens is, for any other purpose, the beneficial owner of any securities to which this Schedule relates, and each of SIM, Paul Stephens, Brad Stephens and Bart Stephens disclaims beneficial ownership as to those securities, except to the extent of his or its pecuniary interests therein. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual general partners, directors, executive officers, and members of SIM is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

        The calculation of percentage of beneficial ownership in
item 11 of pages 2-5 was derived from the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2006, in which the Issuer stated that the number of shares of common stock, $0.001 par value, outstanding as of November 2, 2006 was 131,025,716.

Item 5.  Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another
         Person.

        SIM serves as general partner and investment manager to certain client accounts that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock. Other than as reported in this Schedule, no individual client's holdings exceed five percent of that common stock.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8.  Identification and Classification of Members of the
         Group.

        Not applicable.

Item 9.  Notice of Dissolution of Group.

        Not applicable.

CUSIP No. 60975U108               SCHEDULE 13G              Page 9 of 11


Item 10.  Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2007         STEPHENS INVESTMENT MANAGEMENT, LLC


                                 By: /s/ W. Bradford Stephens
                                     ------------------------
                                     W. Bradford Stephens
                                     Its Managing Member


                                 /s/ W. Bradford Stephens
                                 ------------------------
                                 W. Bradford Stephens


                                 /s/ P. Bartlett Stephens
                                 ------------------------
                                 P. Bartlett Stephens


                                  /s/ Paul H. Stephens
                                 ---------------------
                                 Paul H. Stephens

CUSIP No. 60975U108               SCHEDULE 13G              Page 10 of 11


                          EXHIBIT INDEX

Exhibit A          Joint Filing Undertaking          Page 11

CUSIP No. 60975U108               SCHEDULE 13G              Page 11 of 11


                            EXHIBIT A

                    JOINT FILING UNDERTAKING

        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  February 9, 2007         STEPHENS INVESTMENT MANAGEMENT, LLC


                                 By: /s/ W. Bradford Stephens
                                     ------------------------
                                     W. Bradford Stephens
                                     Its Managing Member


                                  /s/ Paul H. Stephens
                                 ---------------------
                                 Paul H. Stephens


                                 /s/ W. Bradford Stephens
                                 ------------------------
                                 W. Bradford Stephens


                                 /s/ P. Bartlett Stephens
                                 ------------------------
                                 P. Bartlett Stephens